                                                                   EXHIBIT 12.1

                      ALEXANDRIA REAL ESTATE EQUITIES, INC.

       COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
                    CHARGES AND PREFERRED STOCK DIVIDENDS
                         (in thousands, except ratios)


                                               For the
                                             Three Months
                                                Ended                         Year Ended December 31,
                                               March 31,     ---------------------------------------------------
                                                 2000         1999       1998       1997       1996       1995
                                             ------------    -------    -------    -------    -------    -------
Earnings (Loss): ...........................  $5,737         $22,053    $19,403    $(2,797)   $2,175      $  866
Add Back:
  Interest Expense..........................   5,551          19,697     14,033      7,043     6,327       3,553
  Write-off of Unamortized Loan Costs.......    --              --         --        2,295      --          --
  Acquisition LLC Financing Costs...........    --              --         --        6,973      --          --
                                             -------         -------    -------    -------    ------      ------
    Earnings Available for Fixed Charges....  11,288          41,750     33,436    $13,514    $8,502      $4,419
                                             -------         -------    -------    -------    ------      ------

Combined Fixed Charges:
  Interest Incurred.........................   7,379          23,792     16,264    $ 7,139    $6,327      $3,553
  Write-off of Unamortized Loan Costs(a)....     --             --         --        2,295      --          --
  Acquisition LLC Financing Costs(b)........     --             --         --        6,973      --          --
  Preferred Dividends.......................     916           2,036       --        3,038     1,590        --
                                             -------         -------    -------    -------    ------      ------
    Fixed Charges...........................   8,295          25,828     16,264    $19,445    $7,917      $3,553
                                             -------         -------    -------    -------    ------      ------

Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends(c)..............    1.36            1.62       2.06       0.69      1.07        1.24
Excess of Fixed Charges Over Earnings.......   $ --            $ --     $   --     $   --     $  --       $  --

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(a)  This amount represents unamortized loan costs associated with debt retired in connection with the IPO.

(b) This amount represents the portion of the purchase price of the membership interests in ARE Acquisitions, LLC (the "Acquisition LLC") paid by the Company in excess of the cost incurred by the Acquisition LLC to acquire the three Life Science Facilities owned by it.

(c) For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest), write-off of unamortized loan costs, Acquisition LLC Financing Costs (see Note (b)), and preferred stock dividends.